UNITED STATES	OMB APPROVAL

SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058

Washington, D.C. 20549	Expires: January 31, 2005

FORM 12b-25	Estimated average burden

NOTIFICATION OF LATE FILING	hours per response. . .2.50

SEC FILE NUMBER CUSIP NUMBER

(Check One): Form N-SAR	Form 10-K	Form 20-F	Form 11-K	Form 10-Q

For Period Ended: March 30, 2002

Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended: ____________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Alliance Semiconductor Corporation

Full Name of Registrant

Not Applicable

Former Name if Applicable

2575 Augustine Drive

Address of Principal Executive Office (Street and Number)

Santa Clara, California 95054-2914

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12-b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

The Registrant was unable to complete its Annual Report on Form 10-K, with all necessary reviews thereof, by the filing deadline on June 28, 2002, due to the recent departures of the Company’s Controller and General Counsel. This inability to file the Annual Report on a timely basis could not be eliminated by the Registrant, given its present circumstances, without unreasonable effort or expense. The Registrant will file its Annual Report within fifteen (15) days hereafter.

PART IV—OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Ronald K. Shelton	(408)	855-4900

(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant issued a Press Release on April 30, 2002, which described the significant changes in results of operations from fiscal 2001 to fiscal 2002. A copy of such Press Release is attached hereto.

Alliance Semiconductor Corporation
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date July 1, 2002	By	/s/ Ronald K. Shelton Ronald K. Shelton, Vice President, Finance and Administration and Chief Financial Officer

Press Releases

April 30, 2002

ALLIANCE SEMICONDUCTOR REPORTS FINANCIAL RESULTS FOR THE FISCAL FOURTH QUARTER AND FISCAL YEAR ENDED MARCH 31, 2002

SANTA CLARA, California — April 30, 2002— Alliance Semiconductor (Nasdaq: ALSC) today reported revenues for the fiscal fourth quarter ended March 31, 2002, of $4.4 million, a decrease of 87% from the same quarter last year and a decrease of $1.9 million, or 30%, from the prior quarter’s revenue of $6.3 million. SRAM and DRAM sales for the quarter accounted for approximately 40% and 56% of revenues, respectively. The remainder of quarterly revenues, $160,000 or 4%, is attributable to the Company’s PulseCore Division, formed from assets acquired on January 18, 2002. This was the first quarter the Company recorded revenues for its PulseCore Division.

The net loss for the fourth quarter fiscal 2002 was $16.2 million, or $0.39 per share, compared to a net loss of $333.0 million, or $8.05 per share, on revenues of $33.0 million during the same quarter last year.

The Company reported revenues for fiscal year 2002 of $27.9 million, a decrease of 87% from fiscal 2001 revenues of $208.7 million. The net loss for fiscal year 2002 was $238.6 million or $5.81 per share compared to a net loss of $272.3 million or $6.58 per share in fiscal year 2001.

The results for the fiscal fourth quarter include a pre-tax charge of approximately $14.8 million for the write-down of inventory. Investment gains from the sale of marketable securities were $14.4 million during the fourth quarter. Excluding the inventory write-down, net loss for the period would have been $1.4 million, or $0.03 per share. Pre-tax operating loss for the fiscal fourth quarter was $29.2 million, or $0.71 loss per share. Excluding inventory write-downs, the pretax operating loss would have been $14.4 million, or $0.35 loss per share.

The pre-tax operating loss for the fourth quarter of fiscal 2001 was $51.3 million, or $1.24 loss per share. Excluding inventory write-downs, the pre-tax operating loss would have been $1.2 million, or $0.03 loss per share.

Alliance Chairman, President and CEO, N.D. Reddy said, “Fiscal 2002 brought extremely challenging times for Alliance Semiconductor. Despite early indications of a modest rebound in the fourth quarter, revenue growth did not materialize. However, we are encouraged by the performance and potential of our PulseCore Division. The PulseCore Division, along with the recently announced exclusive licensing of the API Networks, Inc. HyperTransportTM technology and related acquisition of SiPackets, Inc., are important components to our diversification strategy. During the fourth fiscal quarter, we completed the reorganization of our domestic sales group, and expect to realize domestic sales growth starting in the first fiscal quarter of fiscal year 2003. We are hopeful that revenue growth may start to accelerate during the second half of calendar year 2002.”

The Company previously announced a number of cost cutting measures to reduce expenses, including salary reductions of 15% for all vice presidents, and above, starting October 1, 2001. Mr. Reddy commented, “Remaining hopeful about a potential recovery in the future, we have decided to end all salary reductions.”

Appointment of Ron Shelton as Chief Financial Officer

Mr. Reddy continued, “We are pleased to announce the return of Ron Shelton as Vice President, Finance and Administration, and Chief Financial Officer. Mr. Shelton previously served as CFO of Alliance from 1992 to 1996. We will rely on Ron’s business acumen and financial expertise to help us guide Alliance through our diversification strategy and next stage of growth.”

Mr. Shelton joins Alliance from empowerTel Networks, a privately held company where he served as CFO from 1999 to 2002. While at empowerTel, he played an integral role in the formation and spinout of Lara Networks, a semiconductor manufacturer that was acquired by Cypress Semiconductor in 2001 in a transaction valued at more than $200 million. From 1996 to 1999, Mr. Shelton served as CFO of Cirrus Logic, Inc. a leading supplier of analog and DSP chip solutions for the consumer entertainment electronics industry. Since 1993, Mr. Shelton has been involved with and completed transactions valued at more than $1 billion, including mergers and acquisitions, spinouts and spinoffs, joint venture arrangements, IP licensing, credit facilities, and debt and equity financings. Mr. Shelton received his bachelor’s degree in Economics from Stanford University.

Alliance Ventures LP Investments

The Company, through its venture arm, Alliance Venture Management, LLC, invested approximately $6.0 million during the fiscal fourth quarter in Alliance venture funds. At the end of

March 2002, Alliance Venture Management, LLC had invested approximately $105.0 million in 30 networking, communication and internet infrastructure start-up companies.

Company Information

Alliance Semiconductor Corporation is a leading worldwide supplier of high performance memory and memory intensive logic products. Alliance’s product lines include Static Random Access Memory (SRAM), Dynamic Random Access Memory (DRAM), Flash memory and embedded memory and logic products. Alliance designs, develops and markets its products to the networking, telecommunication, instrumentation, consumer and computing markets. Alliance designs and manufacturers its products through independent manufacturing facilities, using advanced CMOS process technologies with line widths as narrow as 0.13 um.

The Company, through its venture arm Alliance Venture Management, LLC, invests in five venture funds. Alliance Ventures I, LP focuses on investing in networking and communication start-up companies, Alliance Ventures II, LP focuses on investing in internet start-up ventures, Alliance Ventures III, LP, focuses on emerging companies in the networking and communication market areas, Alliance Ventures IV, LP, focuses on semiconductor companies and Alliance Ventures V, LP, focuses on infrastructure companies.

Alliance was founded in 1985. Additional Company information can be found on its home page:
http://www.alsc.com

Forward Looking Statements

Except for historical information, the above statements of this press release (including, without limitation, expressions of expectation, belief, anticipation or estimation of the Company or its management) are forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from those set forth in the forward looking statements. These risks and uncertainties include such factors, among others, as further price erosion of the Company’s products; continued cancellation of orders in the Company’s backlog; continued decreased demand and increased competitive environment for the Company’s products; further diminution in the value of the Company’s inventory due to decreased value in the market place, including, without limitation, inability of the Company to obtain necessary capacity, timely delivery or acceptable yields from the entities that provide wafer fabrication, wafer sort, assembly and/or test services to the Company; increases in prices such entities charge the Company for wafer fabrication, wafer sort, assembly and/or test services; obsolescences of the Company’s products; further accumulation of excess inventory or price erosion or obsolescence of existing inventory, any of which may result in charges against the Company’s earnings; inability to timely ramp up production of and deliver new or enhanced products; inability to successfully recruit and retain qualified technical and other personnel; adverse developments in current or future litigation or administrative proceedings; inability of the Company integrate and manage the businesses of PulseCore, API and SiPackets; diminution of the stock prices of Magma Design Automation, Inc. Vitesse Semiconductor Corporation, PMC-Sierra, Inc., Broadcom Corporation, Chartered Semiconductor, United Microelectronics Corporation (“UMC”), and Tower Semiconductor; adverse changes in value of investments made by Alliance’s venture funds managed by Alliance Venture Management, LLC; the Company’s potential status as an Investment Act of 1940 reporting company; and the risk factors listed under Item 1: Business and Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Company’s Form 10-K for the fiscal year ended April 1, 2000, and subsequent Form 10-Q reports, which have been filed with the Securities and Exchange Commission, which are available through the Company’s home page, http://www.alsc.com. These forward-looking statements speak only as of the date of this press release. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with regard thereto or to reflect any change in events, conditions or circumstances on which any such forward-looking statement is based, in whole or in part.

ALLIANCE SEMICONDUCTOR CORPORATION CONSOLIDATED BALANCE SHEETS (in thousands) (unaudited)

	March 31, 2002	March 31, 2001
ASSETS
Current assets:
Cash and cash equivalents	$31,574	$8,034
Short term investments	424,457	384,374
Accounts receivable, net	3,191	18,001
Inventory	19,636	84,797
Other current assets	12,913	3,448
Total current assets	491,771	498,654
Property and equipment, net	8,214	10,183
Investment in United Micro Electronics Corp. (excluding short term portion)	65,613	228,633
Investment in Tower Semiconductor Corporation	16,278	16,327
Alliance Ventures LP and other investments	72,575	80,461
Prepaid wafers	5,079	14,674
Other assets	1,082	307
Intangible Assets	3,459	—
Total assets	$664,071	$849,239
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	2,893	76,130
Accrued liabilities	5,144	5,415
Income taxes payable	22,489	3,215
Deferred income taxes	93,817	101,143
Current portion of long term obligations	66,760	23,092
Total current liabilities	191,103	208,995
Long term liabilities:
Long term obligations	9,604	12,568
Deferred income taxes	19,296	80,387
Total liabilities	220,003	301,950
Minority interest in consolidated subsidiary	3,471	—
Stockholders’ equity:
Common stock	430	427
Additional paid-in capital	168,368	174,588
Retained earnings	133,639	372,274
Accumulated other comprehensive income	138,160	—
Total stockholders’ equity	440,597	547,289
Total liabilities and stockholders’ equity	$664,071	$849,239

ALLIANCE SEMICONDUCTOR CORPORATION CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands, except per share data) (Unaudited)

	Three Months ended		Twelve Months ended
	March 31		March 31
	2002	2001	2002	2001
Net revenue	$4,355	$32,993	$27,881	$208,678
Cost of revenue	23,117	75,557	73,966	187,913
Gross profit (loss)	(18,762)	(42,564)	(46,085)	20,765
Operating expenses:
Research and development	3,208	3,599	10,435	13,766
Selling, general and administrative	6,283	5,140	18,287	19,691
Write-off of acquired in process research and development	906	—	906	—
Total operating expenses	10,397	8,739	29,628	33,457
Income (loss) from operations	(29,159)	(51,303)	(75,713)	(12,692)
Gain (loss) on investments	14,383	9,541	4,777	75,801
Writedown of marketable securities and other investments	—	(509,449)	(296,846)	(509,449)
Other income (expense), net	(3,703)	(673)	(5,287)	(200)
Income (loss) before income taxes, equity in income (loss) of investees and cumulative effect of change in accounting principle	(18,479)	(551,884)	(373,069)	(446,540)
Benefit for income taxes	(4,486)	(220,973)	(141,581)	(179,956)
Income (loss) before equity in income (loss) of investees and cumulative effect of change in accounting principle	(13,993)	(330,911)	(231,488)	(266,584)
Minority interest in consolidated subsidiary company	533	—	533	—
Equity in income (loss) of investees	(2,729)	(2,092)	(9,735)	(5,737)
Cumulative effect of change in accounting principle	—	—	2,055	—
Net income (loss)	($16,189)	($333,003)	($238,635)	($272,321)
Net income (loss) per share:
Basic	($0.39)	($8.05)	($5.81)	($6.58)
Diluted	($0.39)	($8.05)	($5.81)	($6.58)
Weighted average number of common shares
Basic	41,321	41,383	41,078	41,376
Diluted	41,321	41,383	41,078	41,376

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